UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 12, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis announces changes to the Executive Committee to support strategic priorities

•	Bertrand Bodson, Chief Digital Officer, appointed to the Executive Committee of Novartis (ECN)

•	Steffen Lang, Global Head Novartis Technical Operations, appointed to the ECN

•	Shannon Klinger named Chief Ethics, Risk and Compliance Officer, appointed to the ECN

•	André Wyss, President Novartis Operations and Country President for Switzerland, decided to leave Novartis

Basel, March 12, 2018 — Novartis announced today changes to its senior leadership team to support the implementation of its strategic priorities. Bertrand Bodson, Chief Digital Officer, Steffen Lang, Global Head Novartis Technical Operations, and Shannon Klinger, Chief Ethics, Risk and Compliance Officer, have been appointed to the Executive Committee of Novartis (ECN). All changes are effective as of April 1, 2018. André Wyss, President Novartis Operations, has decided to step down from the ECN on April 1, 2018, to pursue his career outside of Novartis.

Vas Narasimhan, CEO of Novartis, said: “We are making these changes to harness the full strength of Novartis as we build the leading medicines company, powered by data and digital. The appointments of Bertrand Bodson, Steffen Lang and Shannon Klinger to the ECN will help us accelerate our efforts to lead in data and digital, increase our focus on operational execution, and reinforce our commitment to return more to society than we take.”

“André Wyss has decided to leave Novartis so he can start a new chapter in his career. His journey is unique: he has grown from a chemistry apprentice in manufacturing all the way to the Executive Committee as the President of Novartis Operations and Country President for Switzerland. I want to thank André for his leadership, his loyalty to our company as well as his significant contributions and business impact he had over the past three decades,” said Dr. Narasimhan.

“I am very grateful for all the opportunities Novartis has offered me throughout my career,” said Mr. Wyss. “With our strategy clearly defined and our transformation successfully completed, I am confident the organization is well set up for future success. I can therefore leave in good faith, looking forward to exciting new chapters.”

After stepping down, Mr. Wyss will be available to support a proper handover.

As a result, Novartis Operations will be split into Novartis Technical Operations and Novartis Business Services. Our Novartis Technical Operations and Quality teams across more than 60 production and supply chain sites serve millions of patients and customers every day.

Steffen Lang, Global Head Novartis Technical Operations, will report directly to the CEO and become a member of the ECN. Mr. Lang joined Novartis in 1994 and served as Global Head Biologics Technical Development and Manufacturing, and Global Head Technical R&D prior to his current role.

Philippe Barrois, Head Novartis Corporate Affairs, will lead the Novartis Business Services organization ad interim. An internal and external search for a new Head of Novartis Business Services has started. Matthias Leuenberger, Delegate Novartis Switzerland, will assume the role of Country President for Switzerland.

Bertrand Bodson, Chief Digital Officer, will become a member of the ECN. He joined Novartis on January 1, 2018 and has begun to shape the new Digital organization across Novartis. Mr. Bodson brings extensive digital leadership experience, and a proven track record in creating and implementing digital innovation and culture change across global companies such as Sainsbury Argos, Amazon and EMI Music.

Shannon Klinger will join the ECN and her role will be expanded to Chief Ethics, Risk and Compliance Officer allowing for an integrated approach to risk identification and management that is aligned with our commitment to hold ourselves to the highest ethical standards in all of our activities. She joined Novartis in 2011, as General Counsel, North America, Sandoz US. She was then appointed Global Head Legal and General Counsel for Sandoz, before assuming her current role of Chief Ethics and Compliance Officer and Head of Litigation.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “to support,” “strategic priorities,” “to harness,” “build,” “will,” “commitment,” “future success,” or similar expressions, or by express or implied discussions regarding the potential outcome of the efforts of Novartis to implement its strategic priorities, and the potential future sales or earnings of the Novartis Group. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that Novartis will successfully implement its strategic priorities, or that it will be commercially successful in the future, or achieve any particular financial results. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant reorganizations of recent years may not be realized or may take longer to realize than expected; the uncertainties inherent in the research and development of new healthcare products; our ability to obtain or maintain proprietary intellectual property protection on key products; safety, quality or manufacturing issues; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; uncertainties regarding actual or potential legal proceedings; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 122,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 12, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting